Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Equity One, Inc. for the registration of an undetermined amount of common stock, preferred stock, depositary shares, debt securities, guarantees and warrants and to the incorporation by reference therein of our reports dated March 8, 2010, with respect to the consolidated financial statements and schedules of Equity One, Inc., and the effectiveness of internal control over financial reporting of Equity One, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2009, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Certified Public Accountants
West Palm Beach, Florida
May 7, 2010